SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

ADCARE HEALTH SYSTEMS, INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
000650W300
(CUSIP Number)
Michael J. Fox Park City Capital, LLC 200 Crescent Court, Suite 1575 Dallas, Texas 75201 (214) 855-0800

With a Copy to:

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 000650W300	13D/A	Page 2 of 13 Pages

1	NAME OF REPORTING PERSON PARK CITY CAPITAL OFFSHORE MASTER, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,088,918*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,088,918*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,088,918*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6%**
14	TYPE OF REPORTING PERSON CO

____________

*Includes (1) 10% Subordinated Convertible Notes due April 30, 2015 convertible at the option of the holder into 222,222 shares of Common Stock and (2) warrants to purchase 218,946 shares of Common Stock.

**Based on 18,878,571 shares of Common Stock issued and outstanding as of October 31, 2014, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 13, 2014.

CUSIP No. 000650W300	13D/A	Page 3 of 13 Pages

1	NAME OF REPORTING PERSON PARK CITY SPECIAL OPPORTUNITY FUND, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 102,250
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 102,250
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 102,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 000650W300	13D/A	Page 4 of 13 Pages

1	NAME OF REPORTING PERSON CCM OPPORTUNISTIC PARTNERS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 000650W300	13D/A	Page 5 of 13 Pages

1	NAME OF REPORTING PERSON PARK CITY CAPITAL, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,191,168*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,191,168*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,191,168*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%**
14	TYPE OF REPORTING PERSON IA

____________

*Includes (1) 10% Subordinated Convertible Notes due April 30, 2015 convertible at the option of the holder into 222,222 shares of Common Stock and (2) warrants to purchase 218,946 shares of Common Stock.

**Based on 18,878,571 shares of Common Stock issued and outstanding as of October 31, 2014, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 13, 2014.

CUSIP No. 000650W300	13D/A	Page 6 of 13 Pages

1	NAME OF REPORTING PERSON PCC SOF GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 102,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 102,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 102,250
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 000650W300	13D/A	Page 7 of 13 Pages

1	NAME OF REPORTING PERSON MICHAEL J. FOX
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING 21,667*
	8	SHARED VOTING POWER 1,191,168**
	9	SOLE DISPOSITIVE POWER 21,667*
	10	SHARED DISPOSITIVE POWER 1,191,168**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 1,212,835
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%***
14	TYPE OF REPORTING PERSON IN

____________

*Represents stock options held by Mr. Fox.

**Includes (1) 10% Subordinated Convertible Notes due April 30, 2015 convertible at the option of the holder into 222,222 shares of Common Stock and (2) warrants to purchase 218,946 shares of Common Stock.

***Based on 18,878,571 shares of Common Stock issued and outstanding as of October 31, 2014, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 13, 2014.

CUSIP No. 000650W300	13D/A	Page 8 of 13 Pages

1	NAME OF REPORTING PERSON CCM OPPORTUNISTIC ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 000650W300	13D/A	Page 9 of 13 Pages

1	NAME OF REPORTING PERSON A. JOHN KNAPP, JR.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 000650W300	13D/A	Page 10 of 13 Pages

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2013, as amended to date (the “Schedule 13D”), with respect to the Common Stock, no par value (the “Common Stock”), of AdCare Health Systems, Inc., a Georgia corporation (the “Company”). Except as amended and supplemented by this Amendment No. 4 (as so amended and supplemented, this “Statement”), the Schedule 13D remains unchanged.

Item 2. Identity and Background.

This Statement is filed by (i) Park City Capital Offshore Master, Ltd., a Cayman Islands exempted company (the “Master Fund”), with respect to the Common Stock directly and beneficially owned by it, (ii) Park City Special Opportunity Fund, LP, a Delaware limited liability company (the “Special Opportunity Fund”), with respect to the Common Stock directly and beneficially owned by it, (iii) Park City Capital LLC, a Texas limited liability company (“Park City Adviser”), as the investment adviser of the Master Fund and the Special Opportunity Fund, with respect to the Common Stock beneficially owned by it, (iv) PCC SOF GP, LLC, a Texas limited liability company (the “Special Opportunity Fund GP”), as the general partner of the Special Opportunity Fund, with respect to the Common Stock beneficially owned by it, and (v) Michael J. Fox, a United States citizen, as the managing member of Park City Adviser, which is the investment manager of the Master Fund and the Special Opportunity Fund, and as the managing member of the Special Opportunity Fund GP, which is the general partner of the Special Opportunity Fund, with respect to the Common Stock directly and beneficially owned by him.

The address of the principal office of the Master Fund, Special Opportunity Fund, Park City Adviser, Special Opportunity Fund GP, and Michael J. Fox is 200 Crescent Court, Suite 1575, Dallas, Texas 75201.

The principal business of the Master Fund and the Special Opportunity Fund is serving as a private investment fund. Park City Adviser provides investment advisory and management services and acts as the investment adviser of the Master Fund and of the Special Opportunity Fund. The principal business of the Special Opportunity Fund GP is serving as the general partner to the Special Opportunity Fund.

Each of the Master Fund, the Special Opportunity Fund, the Special Opportunity Fund GP, Park City Adviser, and Mr. Fox is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is filing this Statement jointly. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that they constitute a “group.”

Mr. Fox is the managing member of Park City Adviser and the Special Opportunity Fund GP and a director of the Master Fund. His principal occupation is hedge fund manager and investment adviser. Mr. Fox also serves as a director of the Company. He is a citizen of the United States of America.

Mark Cook is a director of the Master Fund, and his principal occupation is management of offshore corporations. Mr. Cook is a citizen of Australia, and his principal place of business is P.O. Box 61, Harbor Center, George Town, Grand Cayman, KY1-1102 Cayman Islands.

None of the Reporting Persons or any of their directors, officers, or controlling persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No. 000650W300	13D/A	Page 11 of 13 Pages

None of the Reporting Persons or any of their directors, officers or controlling persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On November 14, 2014, in a private transaction, the Master Fund purchased the 85,500 shares of Common Stock previously held by CCM Opportunistic Partners, LP, at a purchase price of $4.18 per share, including brokerage commissions. The source of funds used in purchasing these shares was working capital of the Master Fund.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons beneficially own in the aggregate 1,212,835 shares of Common Stock, which represents approximately 6.3% of the Company’s outstanding shares of Common Stock. The Master Fund, the Special Opportunity Fund, and Mr. Fox (with respect to his stock options) directly hold the number and percentage of shares of Common Stock disclosed as beneficially owned by them in the applicable table set forth on the cover page to this Statement.

The percentage ownership of shares of Common Stock set forth in this Statement is based on the 18,878,571 shares of Common Stock issued and outstanding as of October 31, 2014, as reported in the Company’s Form 10-Q for the quarter ended September 30, 2014, filed with the SEC on November 13, 2014.

(b) The Master Fund beneficially owns, and has the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Master Fund in the applicable table set forth on the cover page to this Statement.

The Special Opportunity Fund beneficially owns, and has the sole power to direct the voting and disposition of, the shares of Common Stock disclosed as beneficially owned by the Special Opportunity Fund in the applicable table set forth on the cover page to this Statement.

CCM Opportunistic Partners, LP no longer owns any shares of Common Stock.

As adviser to the Master Fund and the Special Opportunity Fund, Park City Adviser may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the respective Funds’ shares of Common Stock. Park City Adviser expressly disclaims beneficial ownership of those Funds’ shares of Common Stock, except to the extent of its pecuniary interest therein.

As general partner of the Special Opportunity Fund, the Special Opportunity Fund GP may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Special Opportunity Fund’s shares of Common Stock. The Special Opportunity Fund GP disclaims beneficial ownership of the Special Opportunity Fund’s shares of Common Stock, except to the extent of its pecuniary interest therein.

As the managing member of Park City Adviser, which is the investment manager of the Master Fund and the Special Opportunity Fund, and as the managing member of the Special Opportunity Fund GP, which is the general partner of the Special Opportunity Fund, Mr. Fox may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Master Fund’s shares of Common Stock and the Special Opportunity Fund’s shares of Common Stock. Mr. Fox disclaims beneficial ownership of those Funds’ shares of Common Stock, except to the extent of his pecuniary interest therein. Mr. Fox also directly holds stock options to purchase certain shares of Common Stock, as set forth in the applicable table included on the cover page to this Statement.

CUSIP No. 000650W300	13D/A	Page 12 of 13 Pages

(c) The purchase of the 85,500 shares of Common Stock by the Master Fund from CCM Opportunistic Partners, LP on November 24, 2014 is described in Item 3 of this Statement.

(d) Not applicable.

(e) CCM Opportunistic Partners, LP no longer owns any shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, and any amendment or amendments hereto.

Item 7. Material to Be Filed as Exhibits.

The following documents are filed as exhibits to this Amendment No. 4:

99.1	Joint Filing Agreement, dated November 25, 2014.

CUSIP No. 000650W300	13D/A	Page 13 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: November 25, 2014

PARK CITY CAPITAL OFFSHORE MASTER, LTD.		PARK CITY CAPITAL, LLC

By:	/s/ Michael J. Fox	By:	/s/ Michael J. Fox
	Michael J. Fox,		Michael J. Fox,
	Director		Manager

PCC SOF GP LLC		MICHAEL J. FOX

By:	/s/ Michael J. Fox	By:	/s/ Michael J. Fox
	Michael J. Fox,		Michael J. Fox
Managing Member

PARK CITY CAPITAL SPECIAL OPPORTUNITY FUND, LP		CCM OPPORTUNISTIC PARTNERS, LP

By:	PCC SOF GP LLC, its general partner	By:	CCM Opportunistic Partners GP, LP, its general partner

By:	/s/ Michael J. Fox	By:	CCM GP, LLC, its general partner
Michael J. Fox,
	Managing Member	By:	/s/ A. John Knapp, Jr.
A. John Knapp, Jr.,
Manager

CCM OPPORTUNISTIC ADVISORS, LLC		A. JOHN KNAPP, JR.

By:	/s/ A. John Knapp, Jr.	By:	/s/ A. John Knapp, Jr.
	A. John Knapp, Jr.,		A. John Knapp, Jr.
Manager